Filed by BioNTech SE

pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Neon Therapeutics, Inc.

Commission File Number: 001-38551

Neon Acquisition: Additional Q&As for Employees

***Eine deutsche Version findet Ihr weiter unten***

1.	What is the current status of the acquisition?

The transaction has been approved by BioNTech’s and Neon’s Boards of Directors. However, Neon’s shareholders need to approve the transaction and other customary closing conditions need to be satisfied before the acquisition is final.

2.	When is the acquisition of Neon expected to close?

The acquisition of Neon will likely close in the second quarter of 2020.

3.	Why are we buying Neon?

There are several reasons for buying Neon:

•	It accelerates our planned U.S. expansion through the addition of Neon’s research and clinical teams as well as an operational site in Cambridge, MA.

•	The acquisition adds adoptive T cell and neoantigen TCR therapies, which are complementary to BioNTech’s pipeline and focus on solid tumors.

4.	How does this acquisition match our overall strategy?

Through this acquisition, we combine two organizations with a common culture of pioneering translational science and a shared vision for the future of cancer immunotherapy. The acquisition creates long-term value for BioNTech’s (and Neon’s) shareholders by combining capabilities, IT, and a diversified pipeline. This will allow us to bring innovative immunotherapies to cancer patients all over the world.

5.	How does the acquisition work, do we just exchange Neon shares for BNTX shares?

Yes, at a pre-agreed ratio 0.063 of one BNTX ADS to one share in Neon.

6.	Will Neon be a BNT company?

Yes, Neon will become a wholly-owned subsidiary of BioNTech SE.

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1.	Was ist der aktuelle Status der Vereinbarung?

Die Transaktion wurde sowohl von BioNTechs als auch von Neons Aufsichtsrat einstimmig bestätigt. Neons Aktionäre müssen der Transaktion zustimmen. Sobald Neons Aktionäre zugestimmt haben und alle anderen Anforderungen erfüllt sind, ist der Kauf final.

2.	Wann ist der Kauf final abgeschlossen?

Der Abschluss der Transaktion wird für das zweite Quartal 2020 erwartet.

3.	Warum kaufen wir Neon?

Es gibt mehrere Gründe für den Kauf von Neon:

•	Er ermöglicht es uns, unsere geplante US-Expansion durch den Zugewinn von Neons wissenschaftlichen und klinischen Teams sowie des Betriebsstandortes in Boston zu beschleunigen.

•	Die Akquisition ergänzt unsere Pipeline um weitere Adoptive-T-Zelltherapie- und TCR- Programme mit Fokus auf solide Tumore.

4.	Wie passt der Zukauf zu unserer Strategie?

Durch die Akquisition verbinden wir zwei Organisationen mit einer Pionier-Kultur der translationalen Wissenschaft und einer gemeinsamen Vision für die Zukunft der Krebsimmuntherapie. Die Übernahme schafft langfristigen Wert für die Stakeholder von BioNTech (und Neon) durch die Kombination von Ressourcen, IT Systemen und Pipelines. Dies wird es ermöglichen, innovative Immuntherapien für Krebspatienten auf der ganzen Welt zu entwickeln.

5.	Wie funktioniert die Übernahme, tauschen wir nur Neon-Aktien gegen BNTX-Aktien?

Ja, zu einem festgelegten Umtauschkurs von 0.0063 BNTX ADS zu einer Neon-Aktie.

6.	Wird Neon eine BNT Tochter werden?

Ja, Neon wird eine 100-prozentige Tochter der BioNTech SE werden.

Important Additional Information and Where to Find It

In connection with the proposed merger, BioNTech will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 containing a proxy statement of Neon and a prospectus of BioNTech, and each of Neon and BioNTech may file with the SEC other documents regarding the proposed merger. The definitive proxy statement will be mailed to stockholders of Neon. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, Neon AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BioNTech at its website, https://biontech.de, or from Neon at its website, https://Neon.com. Documents filed with the SEC by BioNTech will be available free of charge by accessing BioNTech’s website under the heading Investors & Media, or, alternatively, by directing a request by telephone or mail to BioNTech at An der Goldgrube 12, 55131 Mainz, Germany, and documents filed with the SEC by Neon will be available free of charge by accessing Neon’s website at https://neontherapeutics.com under the heading Investor Resources or, alternatively, by directing a request by telephone or mail to Neon at 40 Erie Street, Suite 110, Cambridge, MA 02139.

No Offer or Solicitation

This Q&A does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

BioNTech and Neon and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Neon in respect of the proposed merger under the rules of the SEC. Information about Neon’s directors and executive officers is available in Neon’s definitive proxy statement dated April 26, 2019 for its 2019 Annual Meeting of Stockholders and certain of its Current Reports on Form 8-K. Information about BioNTech’s directors and executive officers is available in BioNTech’s Registration Statement on Form F-1 filed with the SEC on September 9, 2019, as amended. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Neon or BioNTech using the sources indicated above.

Forward-Looking Statements

This Q&A contains “forward-looking statements” of BioNTech and Neon within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, express or implied statements regarding the expected impact of this proposed merger on BioNTech’s and Neon’s business; the timing of the closing of the proposed merger; the creation of long-term value for BioNTech and Neon shareholders; potential synergies between BioNTech and Neon and their pipelines; and BioNTech’s global expansion strategy. Any forward-looking statements in this Q&A are based on BioNTech and Neon management’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the businesses of BioNTech and Neon may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected synergies and cost savings from the proposed acquisition may not be fully realized or realized within the expected time frame, net losses following the proposed acquisition may be higher than expected, customer and employee relationships and business operations may be disrupted by the proposed acquisition, the diversion of management time on acquisition- related issues, changes in BioNTech’s share price before closing, risks relating to the potential dilutive effect of shares of BioNTech American Depositary Shares to be issued in the proposed transaction, the ability to obtain regulatory, shareholder or other approvals or other conditions to closing on a timely basis or at all, the ability to close the proposed acquisition on the expected timeframe, or at all, and that closing may be more difficult, time-consuming or costly than expected, the reaction to the proposed acquisition of the companies’ collaborators, employees and counterparties, and other risk factors, many of which are beyond the control of BioNTech and Neon. For a discussion of these and other risks and uncertainties, and other important factors, any of which could cause BioNTech’s or Neon’s actual results to differ from those contained in the forward- looking statements, see the section entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in BioNTech’s Registration Statement on Form F-1 filed with the SEC on September 9, 2019, as amended, and Neon’s Annual Report on Form 10-K for the year ended December 31, 2018 and comparable sections of Neon’s Quarterly Reports on Form 10-Q and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. All information in this Q&A is as of the date of the release, and we undertake no duty to update this information unless required by law.